Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder

Qwest Corporation:

We consent to the use of our reports included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 16, 2006, with respect to the consolidated balance sheets of Qwest Corporation and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2005 refers to the Company’s adoption of Financial Accounting Standards Board (FASB) Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, and Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

KPMG LLP

Denver, Colorado

November 3, 2006